SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001 -87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 21, 2005

Date, Time and Place of Meeting: Held on October 21, 2005, at 9:30, at the Company’s headquarters, at Rua Tamoios 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: To resolve on (i) the presentation of the 3Q05 financial statements, duly revised by an independent audit company; (ii) presentations of the Company’s committees; (iii) discussion of the financing alternatives for the company’s investment plan; (iv) approval of the new Charter of the Audit Committee; (v) deliberations on the participation and investment in the incorporation of a low-cost airline in Mexico; (vi) approval of a capital increase in GOL Finance LLP; (vii) approval of the rectification of the amount of the corporate capital of the Company and new wording of its Bylaws. Resolutions taken: After necessary clarifications: (i) financial statements referring to the third quarter of 2005 were submitted, and the Board members decided to await the opinion of the Audit Committee for respective approval; (ii) the members of the Company’s committees attending the meeting presented the respective recommendations. Referring to the Audit Committee, this recommended to the Board the approval of the Company’s financial statements related to the third quarter of 2005, which were duly revised by an independent audit company, and approved by this Board, by unanimous vote. Hence, the referred financial statements duly approved and initialed by the Presiding Board, shall have a copy filed at the company’s headquarters and shall be released during legal form and term; (iii) approval of the corporate finance and capital structure policies of the Company, as well as the proposal of long-term financing alternatives. The Board approved, according to article 16, paragraph 2, of the Bylaws, the creation of a Financial Policy Committee, which charter becomes part hereof as Doc. 1, being elected to compose such Committee (a) Henrique Constantino, Brazilian, married, businessman, bearer of ID number R.G. 1.022.856 SEP/DF, registered at C.P.F. under no. 443.609.911 -34, resident and domiciled in the City of São Bernardo do Campo, State of São Paulo, at Avenida Dom Jaime Barros Câmara, 300, casa 01, CEP 09895-400; and (b) Richard Freeman Lark Jr., American citizen, single, business administrator, bearer of ID no. R.N.E. V-203.471 H-SE/DP-MAF, registered at C.P.F. under no. 214.996.428 -73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua General Mena Barreto 477, apt. 41, CEP 01433-010. The remaining chair, to be occupied by an independent member, will be nominated at the next Board meeting. Additionally, the Board received from Management a proposal for the alteration of the number of preferred shares represented by each ADS (American Depositary Shares), recommending that the ratio of one (1) ADS representing two (2) preferred shares be altered to one (1) ADS representing one (1) preferred share, which will be deliberated at another Board meeting that has been called for November 8, 2005. Furthermore, the Board requested a study on the periodicity of the Company’s dividend distribution, which will also be discussed at the Board meeting called for November 8, 2005; (iv) it was approved by the Directors, according to article 16, paragraph 2 of the Bylaws, the new Charter of the Audit Committee, which initialized by the Board, is part of the present minute as Doc. 2; (v) the Directors granted approval to the Management to conclude the process of participation and investment in the incorporation of a low-cost airline in Mexico, under the guidelines and structure presented (which documents will be filed at the Company’s headquarters), being authorized the conclusion and celebration of the related documents; (vi) a capital increase of GOL Finance LLP, in the amount of U.S.$60,000,000.00 (sixty million U.S. dollars) or equivalent in local currency, such increase which may be made at once or in installments; (vii) the Board decided to keep without change the amount of the Company’s capital established in the company’s Bylaws; and (viii) the Board also: (a) approved the increase of the Company’s corporate capital within the limits of its authorized capital, by the issuance of 131.579 (one hundred and thirty-one thousand, five hundred and seventy-nine) preferred shares, all nominative, with no face value, for the subscription of the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, according to the Company’s Stock Option Plan approved in the General Shareholders´ Meeting held on May 25, 2004 (“Plan”); (b) approved the exclusion of the right of first refusal of the current shareholders of the Company in connection with the subscription of the new preferred shares to be issued (“Preferred Shares”), pursuant to the provisions of article 171, third paragraph, of Law 6.404, of December 15, 1976, as amended, and according to item 9 of the Plan; (c) approved the price of issuance of the Preferred Shares in R$3.04 (three Brazilian reais and four cents of real) per preferred share. The price of issuance of the Preferred Shares was determined taking into consideration the value of the net equity value of Gol Transportes Aéreos S/A´s shares before they were granted to the company as a capital increase; (d) approved that the Preferred Shares shall be subscribed by the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, according to the Subscription Bulletin (Doc. 3) and paid up by subscriber, in Brazilian Reais, in up to 7 (seven) business days as of the present date; (e) authorized the Board of Officers of the Company to carry all other actions necessary to the formalization, implementation and achieving of the matters herein approved, specially for the execution of the competent Share Subscription Agreement. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, October 21, 2005

Constantino de Oliveira Júnior – Chairman

Henrique Constantino – Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.